EXHIBIT 99.2

VALCENT PRODUCTS INC.
120 Columbia Street
Vancouver, British Columbia
V6A 3Z8

INSTRUMENT OF PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION AND WILL BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON THURSDAY, DECEMBER 15, 2011

The undersigned holder (the "Shareholder") of common shares ("Common Shares") of Valcent Products Inc. (the "Corporation") hereby nominates, constitutes and appoints Stephen K. Fane, an officer and director of the Corporation, or failing him, John N. Hamilton, a officer of the Corporation, or in the place and stead of the foregoing  ______________________________________ the true and lawful attorney and proxy of the undersigned to attend, act and vote in respect of all Common Shares represented by this Instrument of Proxy at the annual and special meeting (the "Meeting") of the Shareholders of the Corporation to be held on Thursday, December 15, 2011 at 10:00 a.m. (Vancouver time) at the offices of the Corporation, located at 120 Columbia Street, Vancouver, British Columbia, and at any adjournment thereof.

Transfer Online, Inc. is the transfer agent and registrar of the Corporation and will handle the Proxy ballots for the Meeting. All Shareholders have two voting options:

1.	VOTE BY MAIL: Mark, sign and date your proxy card and return it in the postage paid envelope we have provided.

2.	VOTE BY INTERNET: Go online at www.transferonline.com/proxy and cast your ballot electronically.

The Proxy ID is: [●]
Your Authorization Code is: [●]

Instructions for voting electronically:
1.	Go to www.transferonline.com/proxy
2.	Enter the Proxy ID and your Authorization Code
3.	Press Continue
4.	Make your selections
5.	Press Vote Now

The undersigned hereby instructs the said proxy to vote the Common Shares represented by this Instrument of Proxy in the following manner: (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1.To fix the number of directors for the ensuing year at four (4).			N/A
2.To elect as Director, Stephen K. Fane.		N/A
3.To elect as Director, Christopher Ng.		N/A
4.To elect as Director, Naveen Aggarwal.		N/A
5.To elect as Director, Ray Torresan.		N/A
6.To appoint BDO Canada LLP, Chartered Accountants, as auditors for the Corporation until the next annual meeting and to authorize the board of directors of the Corporation to fix their remuneration.		N/A
	For	Against	Withhold
 7.To approve the special resolution in the form included in the Information Circular accompanying this Instrument of Proxy approving the name change of the Corporation to "Alterrus Systems Inc." or such other name as the directors may determine.
N/A
 8.To approve the special resolution in the form set out in the Information Circular accompanying this Instrument of Proxy approving the continuance of the Corporation from the Province of Alberta into the Province of British Columbia.
N/A

This proxy is solicited on behalf of the Management of the Corporation and will be voted as directed in the space provided above or, if no direction is given, it will be voted FOR each resolution.  The persons named in this Proxy are officers and/or directors of the Corporation.  Each Shareholder has the right to appoint a person, who need not be a Shareholder, to attend and to act for him and on his behalf at the Meeting, other than the persons designated above.  To exercise such rights, the names of the persons designated by Management to act should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided.

_________________________________________ (Signature of Shareholder) _______________________________________ (Name of Shareholder - Please Print)

Number of Common Shares represented by this proxy:	_________________________________________

All Common Shares represented at the Meeting by properly executed proxies will be voted and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such specifications. IN THE ABSENCE OF ANY SUCH SPECIFICATIONS, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, WILL VOTE IN FAVOUR OF ALL THE MATTERS SET OUT HEREIN.

If the Shareholder is a corporation, the Instrument of Proxy must be under its corporate seal or under the hand of an officer duly authorized in that behalf.

Proxies, to be valid, must be deposited at the office of the Corporation's registrar and transfer agent, Transfer Online, Inc., 512 SE Salmon Street, Portland, Oregon, U.S.A., 97214, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia, preceding the Meeting or an adjournment of the Meeting.  Proxies may also be cast electronically through Transfer Online, Inc. at www.transferonline.com.

A blank space has been provided to date the Instrument of Proxy.  If the Instrument of Proxy is undated, it will be deemed to bear the date on which it is mailed by the person making the solicitation.

A SHAREHOLDER HAS THE RIGHT TO DESIGNATE A PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY) OTHER THAN STEPHEN K. FANE AND JOHN N. HAMILTON, THE MANAGEMENT DESIGNEES, TO ATTEND AND ACT FOR HIM OR HER AT THE MEETING.  SUCH RIGHT MAY BE EXERCISED BY INSERTING IN THE BLANK SPACE PROVIDED ABOVE, THE NAME OF THE PERSON TO BE DESIGNATED AND DELETING THEREFROM, THE NAMES OF THE MANAGEMENT DESIGNEES, OR BY COMPLETION OF ANOTHER PROPER INSTRUMENT OF PROXY.